SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  TEXOIL, INC.
                    ------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                    882906209
                         ------------------------------
                                 (CUSIP Number)

                                 Thomas G. Adler
                   Jenkens Gilchrist, Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
               ---------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                January 18, 2001
          --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.   [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882906209
          ---------

         1 .      Name of Reporting Person:  Quantum Energy Partners, LP

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions):
                  (a)   [ ]                 (b)   [ ]

         4. Source of Funds (See instructions): 00 C Contributions from partners.

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6.       Citizenship or Place of Organization:       Delaware

         Number of                7.  Sole Voting Power               -0- (1)
         Shares                                                  ---------------
         Beneficially             8.  Shared Voting Power           4,151,326
         Owned by Each                                           ---------------
         Reporting                9.  Sole Dispositive Power          -0- (1)
         Person With                                             ---------------
                                 10. Shared Dispositive Power       4,151,326
                                                                 ---------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  4,151,326 (1)

         12.      Check if the  Aggregate  Amount  in  Row 11  Excludes  Certain
                  Shares (See Instructions):      [ ]

         13.      Percent of Class Represented by Amount in Row 11:    35.9%(2)

         14.      Type of Reporting Person (See Instructions):  PN

--------------------------

(1) Consists of 2,075,663 shares of Series A Convertible Preferred Stock, with each share of Series A Convertible Preferred being convertible into two shares of Common Stock at any time, subject to anti-dilution adjustment.

(2) Based on 7,410,225 shares of Common Stock issued and outstanding as of January 25, 2001, as determined from information reported in the Form 8-K of the Issuer filed on January 26, 2001 and 4,151,326 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, for the purpose of computing such percentage.

                                  SCHEDULE 13D
                                  ------------

Item 1.  Security and Issuer
----------------------------

         This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Texoil, Inc. (the "Company"), the principal executive offices of which are located at 110 Cypress Station, Suite 220, Houston, Texas 77090. The Series A Convertible Preferred Stock of the Company (the "Preferred Stock") is convertible into two shares of Common Stock at any time upon the election of Quantum Energy Partners, LP.

Item 2.  Identity and Background
---------------------------------

          (a) The entity filing this Schedule 13D is Quantum Energy Partners, LP, a Delaware limited partnership (the "Partnership"). The general partner of the Partnership is Quantum Energy Management, LLC, a Delaware limited liability company (the "LLC"). The managers of the LLC are A.V. Jones, Jr., K.C. Jones, Toby R. Neugebauer, William E. Tucker, Jr. and S. Wil VanLoh, Jr. (together the "Managers").

          (b) The principal office and principal business address of the Partnership and the LLC and the business address of Mr. VanLoh is 777 Walker, Suite 2530, Houston, Texas 77002. The business address of A.V. Jones, Jr. and K.C. Jones is 216 Hill Street, Albany, Texas 76430. The business address of Mr. Tucker is 719 Scott Avenue, Suite 825, Wichita Falls, Texas 76301. The business address of Mr. Neugebauer is 3409 19th Street, Lubbock, Texas 79410.

          (c) The principal business of the Partnership is making equity investments in energy companies.

               The principal business of the LLC is managing the investments, activities and operations of the Partnership.

               The present principal occupation of each of A.V. Jones, Jr., K.C. Jones and William E. Tucker, Jr. is private equity investments through family owned entities. The business addresses of such persons are set forth in (b) above.

               The present principal occupation of each of Toby R. Neugebauer and S. Wil VanLoh, Jr. is manager of the LLC. The business address of the LLC is 777 Walker, Suite 2530, Houston, Texas 77002.

  (d) and (e)  During  the  last  five  years,  none  of  the  Partnership,  the
               LLC or the Managers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Each of the Managers is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable

Item 4.  Purpose of the Transaction

  (a) and (b)  Pursuant to an Agreement and Plan of Merger, dated as of  January
               18, 2001, (the "Merger Agreement"), among Ocean Energy, Inc., a Texas corporation ("Ocean"), OEI Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of Ocean ("Merger Sub"), and the Company, and subject to the conditions set forth therein (including, but not limited to, the adoption of the Merger Agreement by the stockholders of the Company) Merger Sub will be merged (the "Merger") with and into the Company, the Company will be the surviving corporation (the "Surviving Corporation") in the Merger and will become a wholly-owned subsidiary of Ocean. Each issued and outstanding share of the Common Stock will be converted into the right to receive $8.25 and each issued and outstanding share of Preferred Stock will be converted into the right to receive $18.04. In addition, certain options and warrants to purchase Common Stock will be purchased for an amount per share equal to the difference between $8.25 and the exercise price per share of Common Stock covered by such option or warrant on the terms set forth in the Merger Agreement.

               Pursuant to the Merger Agreement, Merger Sub intends to effect a tender offer (the "Tender Offer") for all of the Company's issued and outstanding Common Stock and Preferred Stock at a purchase price of $8.25 and $18.04, respectively, per share. The tender and voting arrangements in the Tender and Voting Agreement, as described in Item 5 below, are intended to support Merger Sub's efforts to effect the Tender Offer.

               Pursuant to the Tender and Voting Agreement, the Partnership must tender all of its shares of Preferred Stock in the Tender Offer.

          (c)  Not Applicable

          (d) If the Tender Offer is consummated, the directors of Merger Sub will become the directors of the Surviving Corporation. Merger Sub shall be entitled to designate (i) such number of Class A directors, rounded up to the next whole number, as is equal to the product of the total number of Class A directors on the Board multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Ocean or its affiliates bears to the total number of shares of Common Stock then outstanding (calculated on an as converted basis), and (ii) such number of Class B directors, rounded up to the next whole number, as is equal to the product of the total number of Class B directors multiplied by the percentage that the aggregate number of Common Stock of Preferred Stock beneficially owned by Ocean or its affiliates bears to the total number of Common Stock of Preferred Stock outstanding. If the Merger is consummated, the directors of Merger Sub will become the directors of the Surviving Corporation.

          (e) The Merger Agreement prohibits the Company from declaring, setting aside making or paying any dividend distribution in payable in cash stock, property or otherwise, (except for shares of Preferred Stock to be issued and cash to be paid as dividends on the Preferred Stock in accordance with the Company's articles of incorporation) or acquiring directly or indirectly any of its capital stock.

          (f) Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Ocean.

          (g) The Merger Agreement contains a number of provisions limiting the ability of the Company to become acquired by, or to pursue the acquisition of, the Company by, any persons other than Merger Sub during the pendency of the Merger Agreement. Upon consummation of the Merger, the articles of incorporation of Merger Sub will be the articles of incorporation of the Surviving Corporation.

          (h) Upon consummation of the Merger, the Common Stock may cease to be quoted on any quotation system or exchange.

          (i) Upon consummation of the Merger, the Common Stock may become eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act.

          (j) Other than as described above, the Company currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

          (a)  Number and Percentage of Securities Owned:
               -----------------------------------------

                  The  aggregate  number  of  shares  beneficially  owned by the
           Partnership is 4,151,326   shares  of  Common  Stock,   amounting  to
           approximately 35.9% of the Common Stock outstanding,

          (b)  Type of Ownership:
               -----------------

                  Pursuant to the Tender and Voting Agreement, the Partnership has agreed to tender in the Tender Offer 2,075,663 shares of Preferred Stock, subject to the satisfaction of the conditions to the Tender Offer set forth in the Merger Agreement. The Partnership is, therefore, deemed to share dispositive power with respect to such Preferred Stock and the Common Stock into which such Preferred Stock is convertible.

                  Pursuant to the Tender and Voting Agreement, at any time before the earlier of the date upon which the Merger Agreement is validly terminated or the date upon which the Merger is consummated, the Partnership has agreed with Ocean and Merger Sub to vote all of its shares of stock of the Company, and has granted Ocean a proxy to vote such shares, (i) in favor of the Merger and the adoption of the Merger Agreement and in favor of each of the other actions contemplated by the Merger Agreement and any action that could reasonably be expected to facilitate the consummation of the Merger;
          (ii) against any action or agreement that could result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement or Tender and Voting Agreement; and (iii) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement) (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (B) any sale, lease or transfer of a material amount of assets of any of the Company or any of its subsidiaries (other than in the ordinary course of business); (C) any change in the management or a majority of the board of directors of the Company; (D) any material change in the capitalization or dividend policy or (E) any other material change in the Company's corporate structure or business of the Company. The Partnership retains the power to vote its shares of stock of the Company on all other matters. Therefore, the Partnership may be deemed to share voting power of its stock of the Company with Ocean and Merger Sub.

          (c)  Transactions in Securities:
               --------------------------

               Except  as   disclosed   herein,   there   have   been  no  other
          transactions in the securities of the Company by the Partnership, the LLC or any of the Managers within the past sixty days.

          (d)  Right to Receive Dividends:
               --------------------------

               Pursuant to the Merger Agreement, the tender of the Preferred Stock in the Tender Offer includes all rights associated with the Preferred Stock, including the right to receive dividends on such Preferred Stock.

          (e)  Cessation of Beneficial Ownership:
               ---------------------------------

               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer


               The Company has agreed to pay Windrock Capital, Ltd., an investment banking firm affiliated with the Partnership, a fee of $325,000 for investment banking and financial advisory services provided in 2000 and in connection with the Tender Offer and the Merger. Other than as described in this Item 6, Item 5(b) above and in the original Schedule 13D to which this Amendment relates, to the Partnership's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit 1 - Agreement  and Plan of Merger,  dated as of January 18, 2001, by and among Ocean Energy, Inc., OEI Acquisition, Corp. and Texoil, Inc. *

Exhibit 2 - Tender and Voting  Agreement by and  among Ocean Energy,  Inc.,  OEI
            Acquisition, Corp., Quantum Energy Partners, LP, and certain other parties.**


----------------------------


* Incorporated by reference to Exhibit 2.3 to the Form 8-K filed by Texoil, Inc. on January 26 ,2001.
** Incorporated by reference to Exhibit 2.4 to the Form 8-K filed by Texoil, Inc. on January 26, 2001.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 30, 2001.

                                        QUANTUM ENERGY PARTNERS, LP

                                        By:      Quantum Energy Management, LLC,
                                                 its General Partner


                                           By:   /s/ S. Wil VanLoh, Jr.
                                                 -------------------------------
                                                 Name: S. Wil VanLoh, Jr.
                                                 Title:   President